February 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Geoff Kruczek and Asia Timmons-Pierce

Re:	VPC Impact Acquisition Holdings III, Inc.
Registration Statement on Form S-1
Filed January 29, 2021
File No. 333-252577

Dear Mr. Kruczek and Ms. Timmons-Pierce:

On behalf of our client, VPC Impact Acquisition Holdings III, Inc., a company organized under the laws of the State of Delaware (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 filed on January 29, 2021 (the “Registration Statement”), contained in the Staff’s letter dated February 23, 2021 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Form S-1.

Registration Statement on Form S-1 filed January 29, 2021

Provisions in our amended and restated certificate of incorporation . . ., page 68

1.

We note your disclosure that the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 69 and 147 in response to the Staff’s comment.

United States Securities and Exchange Commission

February 26, 2021

Signatures, page II-9

2.	You refer to the incorrect registrant below the first paragraph of text on this page. Please revise to include the signature of the correct registrant.

Response: The Company respectfully advises the Staff that it has corrected the registrant on this page.

* * *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Scott Zemnick, General Counsel
VPC Impact Acquisition Holdings III, Inc.

2